Exhibit 4.3

Description of the Registrant’s Securities Registered Pursuant to

Section 12 of the Securities Exchange Act of 1934, as amended

The following summary of the general terms and provisions of the registered capital stock of Cabaletta Bio, Inc. (“Cabaletta”, “we”, “our”) does not purport to be complete and is subject to, and qualified in its entirety by, reference to our Third Amended and Restated Certificate of Incorporation, or certificate of incorporation, our Amended and Restated Bylaws, or bylaws, each of which is incorporated by reference as an exhibit to our most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission, and applicable provisions of the Delaware General Corporation Law, or the DGCL. Our common stock, par value $0.00001 per share is registered pursuant to Section 12(b) of the Securities and Exchange Act of 1934 and trades on the Nasdaq Global Select Market under the symbol CABA. The summaries below do not purport to be complete statements of the relevant provisions of the certificate of incorporation, the bylaws or the DGCL.

General

Our authorized capital stock consists of one hundred and forty-three million five hundred and ninety thousand four hundred and eighty-one (143,590,481) shares of voting common stock, par value $0.00001 per share, or the common stock, six million four hundred and nine thousand five hundred and nineteen (6,409,519) shares of non-voting common stock, par value $0.00001 per share, or the non-voting common stock, and ten million (10,000,000) shares of undesignated preferred stock, par value $0.00001 per share, or the preferred stock.

Common Stock and Non-Voting Common Stock

The holders of our common stock and non-voting common stock have identical rights, provided that, (i) except as otherwise expressly provided in our certificate of incorporation or as required by applicable law, on any matter that is submitted to a vote by our stockholders, holders of our common stock are entitled to one vote per share of common stock, and holders of our non-voting common stock are not entitled to any votes per share of non-voting common stock, including for the election of directors, and (ii) holders of our common stock have no conversion rights, while holders of our non-voting common stock shall have the right to convert each share of our non-voting common stock into one share of common stock at such holder’s election, provided that as a result of such conversion, such holder, together with its affiliates and any members of a Schedule 13(d) group with such holder, would not beneficially own in excess of 4.99% of our common stock immediately prior to and following such conversion, unless otherwise as expressly provided for in our certificate of incorporation. However, this ownership limitation may be increased or decreased to any other percentage designated by such holder of non-voting common stock upon 61 days’ notice to us.

Holders of our common stock and non-voting common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock and non-voting common stock have no preemptive rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock and non-voting common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock.

Our common stock is listed on the Nasdaq Global Select Market under the trading symbol “CABA.”

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Preferred Stock

Our board of directors will have the authority, from time to time, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock and non-voting common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders and holders of our non-voting common stock will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action.

Registration Rights

Certain holders of our shares of our common stock and non-voting common stock, including those issuable upon the conversion of preferred stock, will be entitled to rights with respect to the registration of these securities under the Securities Act. These rights are provided under the terms of an investors’ rights agreement between us and holders of our preferred stock. The investors’ rights agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under this agreement will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand Registration Rights

Upon or after the expiration of the 180-day lock-up period under our registration statement for our initial public offering, or our IPO, holders of our common stock and non-voting common stock, including those issuable upon the conversion of preferred stock, will be entitled to demand registration rights. Under the terms of the investors’ rights agreement, we will be required, upon the written request of holders of at least 40% of these securities, to file a registration statement and use commercially reasonable efforts to effect the registration of all or a portion of these shares of common stock (including the shares of common stock into which any shares of non-voting common stock held by such investors may be converted) for public resale. We are required to effect only two registrations pursuant to this provision of the investors’ rights agreement.

Short-Form Registration Rights

Pursuant to the investors’ rights agreement, if we are eligible to file a registration statement on Form S-3, upon the written request of holders of at least 20% of these securities at an aggregate offer price of at least $5.0 million, we will be required to use commercially reasonable efforts to effect a registration of such shares. We are required to effect only two registrations in any twelve month period pursuant to this provision of the investors’ rights agreement. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Piggyback Registration Rights

Pursuant to the investors’ rights agreement, if we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions contained in the investors’ rights agreement, we and the underwriters may limit the number of shares included in the underwritten offering to the number of shares which we and the underwriters determine in our sole discretion will not jeopardize the success of the offering.

Indemnification

Our investors’ rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of Registration Rights

The demand registration rights and short form registration rights granted under the investors’ rights agreement will terminate on the earliest of (i) a deemed liquidation event, as defined in the investors’ rights agreement, (ii) the fifth anniversary of our IPO and (iii) at such time when the holders’ shares may be sold without restriction pursuant to Rule 144 within a three month period.

In addition, we have entered into a side letter with certain of our investors pursuant to which, upon or after expiration of the lock-up agreements, if we receive a written notice from any of such investors, we and the investors will enter into a registration rights agreement. The registration rights agreement will provide that, subject to certain limitations, upon demand by any of the investors, we must file a Registration Statement on Form S-3 for resale under the Securities Act of 1933 registering the common stock held by the investors (including any shares of common stock into which outstanding shares of non-voting common stock may be converted) and use reasonable best efforts to effect such registration. If we enter into the registration rights agreement, our registration obligations will continue in effect for up to ten years. The registration rights agreement also requires us to pay expenses relating to such registrations and indemnify the investors against certain liabilities.

Anti-Takeover Effects of our Certificate of Incorporation and Bylaws and Delaware Law

Our certificate of incorporation and bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies

Our certificate of incorporation provides for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the outstanding shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

No Written Consent of Stockholders

Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of Stockholders

Our certificate of incorporation and bylaws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements

Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to Certificate of Incorporation and Bylaws

Any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and, if required by law, our certificate of incorporation must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our bylaws and certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated Preferred Stock

Our certificate of incorporation authorizes 10,000,000 shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Choice of forum

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claim for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders; (3) any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws (including the interpretation, application or validity thereof); or (4) any action asserting a claim governed by the internal affairs doctrine, or the Delaware Forum Provision. The choice of forum provision does not apply to any actions arising under the Securities Act or the Exchange Act. Our bylaws further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America are the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the rules and regulations promulgated thereunder, or the Federal Forum Provision. In addition, our bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the foregoing Delaware Forum Provision and Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision may impose additional litigation costs on stockholders in pursuing any such claims. Additionally, these forum selection clauses may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. While the Delaware Supreme Court and other states have upheld the validity of federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on us and/or our stockholders who assert that the provision is invalid or unenforceable. The Court of Chancery of the State of Delaware or the federal district courts of the United States of America may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Section 203 of the DGCL

We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

• before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;\

• upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

• at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

• any merger or consolidation involving the corporation and the interested stockholder;

• any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

• subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

• subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

• the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.